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EXHIBIT 99.6

TODHUNTER INTERNATIONAL, INC.

SHARES OF COMMON STOCK

OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO HOLDERS OF RECORD OF
COMMON STOCK OF TODHUNTER INTERNATIONAL, INC.

[                        ], 2004

To Our Clients:

        Enclosed for your consideration is a Prospectus, dated [                        ], 2004 (the "Prospectus"), and the "Instructions for Use of Todhunter Subscription Rights Exercise Notice" relating to the offering (the "Rights Offering") by Todhunter International, Inc. (the "Company") of subscription rights ("Rights") distributed to the holders of record of the Company's common stock, par value $0.01 per share ("Common Stock"), as of the close of business on [                        ], 2004 (the "Record Date") to subscribe for and purchase shares of its Common Stock. The Rights are described in detail in the Company's Prospectus.

        In the Rights Offering, the Company is offering shares of its Common Stock (the "Underlying Shares"), as described in the Prospectus.

        The Rights will expire, if not exercised, at 5:00 p.m., Eastern Time, on [                        ], 2004 (the "Expiration Time"). The Company may, in its sole discretion, terminate the Rights Offering at any time prior to the Expiration Time.

        As described in the accompanying Prospectus, for each five shares of our common stock you own as of the Record Date, you will receive one Right. Each Right will entitle you to subscribe for one share of Common Stock (the Basic Subscription Right") at a subscription price of $            per share (the "Subscription Price").

        In addition, each rightsholder who exercises his or her Basic Subscription Right in full will be eligible to subscribe (the "Oversubscription Right") at the Subscription Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights under the Basic Subscription Right (the "Excess Shares"), subject to availability and proration as described below.

        Each rightsholder may exercise his or her Oversubscription Right only if he or she exercised his or her Basic Subscription Right in full and all other holders of subscription Rights do not exercise their Basic Subscription Rights in full. If not all shares are subscribed for by the exercise of Basic Subscription Rights, then the following procedures will apply for the Oversubscription Rights. If the total number of shares subscribed for upon the exercise of oversubscription rights by all oversubscribing rightsholders is less than or equal to the total number of shares remaining available under the Rights Offering, then all oversubscribing rightsholders would receive the full number of shares for which they oversubscribed. If the total number of shares subscribed for upon the exercise of Oversubscription Rights by all oversubscribing rightsholders is greater than the total number of shares remaining available under the Rights Offering, then the number of shares oversubscribing rightsholders would receive is subject to proration. We will allocate the remaining shares of our common stock pro rata, after eliminating all fractional shares, among those oversubscribing rightsholders. "Pro rata" means in proportion to the number of shares of Common Stock subscribed for upon the exercise of basic subscription rights by each oversubscribing rightsholder compared to the total number of shares of Common Stock subscribed for upon the exercise of Basic Subscription Rights by all oversubscribing rightsholders prior to the Expiration Time. In the event that such pro rata calculation would result in fractional shares for one or more oversubscribing rightsholder, we will round down to the nearest whole share number the number of shares available to such oversubscribing rightsholders.

        The Rights will not be evidenced by a certificate and will be null and void and cease to have value at or after the Expiration Time.

        The materials enclosed are being forwarded to you as the beneficial owner of the Common Stock carried by us in your account but not registered in your name. Exercises of Rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of the Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Rights.

        Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at the Expiration Time. Once you have exercised your Basic Subscription Right and your Oversubscription Right, such exercise may not be revoked.

        If you wish to have us, on your behalf, exercise the Rights for any shares of the Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter.

Any questions or requests for assistance concerning the Rights Offering should be directed to Ezra Shashoua, the Company's Executive Vice President and Chief Financial Officer at (561) 655-8977.

BENEFICIAL OWNER ELECTION FORM

INSTRUCTIONS

        The undersigned acknowledge(s) receipt of your letter and the enclosed materials referred to therein relating to the offering (the "Rights Offering") by Todhunter International, Inc. (the "Company") of subscription rights ("Rights") distributed to the holders of record of common stock of the Company, par value $0.01 per share ("Common Stock"), as of the close of business on [            ], 2004 (the "Record Date") to subscribe for and purchase shares of its Common Stock. The Rights are described in detail in the Company's Prospectus dated [                        ], 2004 (the "Prospectus") which is attached.

        This will instruct you whether to exercise Rights to purchase shares of the Company's Common Stock with respect to the Company's Common Stock held by you for the account of the undersigned, pursuant to the terms and subject to the conditions set forth in the Prospectus and the related "Instructions for Use of Todhunter Subscription Rights Exercise Notice."

Box 1.    / /    Please DO NOT EXERCISE RIGHTS for shares of Common Stock.

Box 2.    / /    Please EXERCISE RIGHTS for shares of Common Stock as set forth below.

	NUMBER OF RIGHTS		SUBSCRIPTION PRICE			PAYMENT
Basic Subscription Right:		X	[$	]	=	$ (Line 1)
Oversubscription Right:(1)		X	[$	]	=	$ (Line 2)
Total Payment Required:					=	$ (Sums of Lines 1 and 2; must equal total of amounts in Boxes 3 and 4.)

(1)
Upon exercising your Oversubscription Right, you may request to subscribe for up to the maximum [            ] shares we are offering in this Rights Offering (less the number of shares you exercised under your Basic Subscription Right).

Box 3.    / /    Payment in the following amount is enclosed $                                           .

Box 4.    / /    Please deduct payment from the following account maintained by you as follows:

Type of Account:		Account No.
Amount to be deducted:	$
Signature(s):

Print or type name:	Print or type name:
Address:	Address:

Telephone No.	Telephone No.

Date: [                        ], 2004

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TODHUNTER INTERNATIONAL, INC. SHARES OF COMMON STOCK OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO HOLDERS OF RECORD OF COMMON STOCK OF TODHUNTER INTERNATIONAL, INC. [ ], 2004
BENEFICIAL OWNER ELECTION FORM INSTRUCTIONS